VeriFone Holdings, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

Telephone: (408) 232-7800

April 29, 2005

VIA FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Attn:                    Ms. Barbara Jacobs

Assistant Director

Division of Corporation Finance

Re:                               VeriFone Holdings, Inc.

Registration Statement on Form S-1

File No. 333-121947

Dear Ms. Jacobs:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-121947) (the “Registration Statement”) of VeriFone Holdings, Inc. (the “Registrant”).  We respectfully request that the Registration Statement become effective as of 9:30 a.m., Washington, DC time, on April 29, 2005, or as soon as practicable thereafter.  The Registrant is aware of its obligations under the Securities Act of 1933.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Scott D. Miller at (650) 461-5620.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sullivan & Cromwell LLP, Attention:  Scott D. Miller, by facsimile to (650) 461-5700.

Please do not hesitate to call Mr. Miller at (650) 461-5620 if you have any questions regarding this request.

Very truly yours

/s/ Douglas G. Bergeron

Douglas G. Bergeron
Chairman and Chief Executive Officer

cc:                                 Daniel Lee

(Securities and Exchange Commission)